

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

David Rockecharlie
Chief Executive Officer and Director
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002

> **Re: Crescent Energy Company**
> **Registration Statement on Form S-3**
> **Filed January 6, 2023**
> **File No. 333-269152**

Dear David Rockecharlie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jackson A. O'Maley, Esq.